Mail Stop 4561

July 24, 2007

Allen M. Hsieh
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 2100
Bellevue, WA 98004

> **Re: Infospace, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-25131**

Dear Mr. Hsieh:

We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief